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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Collegiate Pacific Inc.
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                                (Name of Issuer)

                         Common Stock,  Par Value $.01
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                         (Title of Class of Securities)

                                  194589 10 7
                  ----------------------------------------
                                 (CUSIP Number)

                             Michael J. Blumenfeld
                            13950 Semlac; Suite 200
                          Farmers Branch, Texas 75235
                                 (972) 243-8100
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               February 18, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 194589 10 7                                         PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael J. Blumenfeld
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

    Not Applicable.
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Texas
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           9,755,600
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    9,755,600
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               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,755,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59.7%
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14   TYPE OF REPORTING PERSON

     IN
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ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is the common stock, $01. par value ("Issuer Common Stock"), of Collegiate Pacific, Inc., a Pennsylvania corporation (the "Issuer"), the principal executive offices of which are located at 13950 Semlac, Suite 200, Farmers Branch, Texas 75235.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c), (f) Michael J. Blumenfeld, a citizen of the United States of America, is President of Collegiate Pacific Inc. Mr. Blumenfeld's business address is 13950 Semlac, Suite 200, Farmers Branch, Texas 75235.

         (d)-(e) Mr. Blumenfeld has not, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal funds of Mr. Blumenfeld.

ITEM 4.  PURPOSE OF TRANSACTION

         4(f)     Mr. Blumenfeld purchased 9,700,000 shares of Issuer Common
Stock from the Issuer on February 18, 1998 pursuant to a Stock Purchase Agreement dated August 18, 1997. As a result of this transaction, the business of the Issuer has changed from drug testing to the manufacture and distribution of sports equipment.

         Mr. Blumenfeld has no present plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(e) or Items 4(g)-4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Blumenfeld beneficially owns 9,755,600 shares of the Common Stock, which represents approximately 59.7% of the outstanding Issuer Common Stock.

     (b) Mr. Blumenfeld exercises the sole voting and dispositive power with respect to the trust shares of the Issuer Common Stock set forth in Item 5(a).

     (c) On February 18, 1998, Mr. Blumenfeld purchased 9,700,000 shares of Issuer Common Stock for $.20 per share.





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     (d)     None.

     (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Mr. Blumenfeld serves as President of Issuer. To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             The Stock Purchase Agreement between Mr. Blumenfeld and Issuer was filed with the Securities and Exchange Commission on January 30, 1998 as an exhibit to the Issuer's Proxy Statement for Special Meeting of Stockholders.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 27, 1998

                                        By: /s/ Michael J. Blumenfeld
                                           ---------------------------------
                                            Michael J. Blumenfeld